

November 29, 2013

<u>Via Facsimile</u>
Alice Lonero
Chief Financial Officer
Managed Futures Premier BHM L.P.
522 Fifth Avenue – 14th Floor
New York, NY   10036

> **Re: Managed Futures Premier BHM L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 000-54284**

Dear Ms. Lonero:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012 filed March 28, 2013</u>

<u>Item 6. Selected Financial Data, page 15</u>

1. We note your presentation of "Net realized and unrealized trading gains (losses) net of expenses allocated from the Trading Company and ongoing placement agent fees." Please tell us how you considered Item 10(e) of Regulation S-K in determining whether your presentation constitutes a non-GAAP measure subject to the disclosures required by such guidance.

Selected unaudited quarterly financial data for the Partnership, page 41

2. We note your presentation of "Net realized and unrealized trading gains (losses) net of expenses allocated from Trading Company, ongoing placement agent fees and interest income allocated from Trading company." Please tell us how you considered Item 10(e) of Regulation S-K in determining whether your presentation constitutes a non-GAAP measure subject to the disclosures required by such guidance.

Selected unaudited quarterly financial data for the Trading Company, page 60

3. We note your presentation of "Net realized and unrealized trading gains (losses) net of brokerage fees and clearing fees including interest income." Please tell us how you considered Item 10(e) of Regulation S-K in determining whether your presentation constitutes a non-GAAP measure subject to the disclosures required by such guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon

Branch Chief